From the Desk of

Laurence J. Pino, Esquire

September 6, 2023

Via Edgar and E-mail

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	ILS Fixed Horizon LLC Tier 2 Regulation A Offering Submission

ILS Fixed Horizon LLC

Response to SEC Letter Dated June 20, 2023

Filed August 24, 2023

File No. 024-12055

Dear Ruairi Regan, Esq.,

Thank you for your response regarding our Firm’s submission of ILS Fixed Horizon LLC (the “Company”) Form 1-A submission made as of November 10, 2022, File No. 024-12055. This letter serves to acknowledge our receipt of your Letter dated June 20, 2023 addressed to Tom Berry, Chief Executive Officer of the Company.

Our law firm serves as Counsel for ILS Fixed Horizon LLC, and in that capacity, have reviewed your Letter and are now providing our responses in the context of this Letter. We also advise here that the changes to the Offering Circular have moved around the page numbering mentioned in the Letter we received, and so we have updated this Letter with the headings containing the most recent page numbers for each section, for convenience of access.

Offering Statement on Form 1-A

Cover Page

1.	This has been updated to reflect the date of signature of the Signature Page on the Offering Circular.

2.	The Notes themselves are subject to a first mortgage on whatever property they are related to, and as a result are generally secured by the underlying property itself. Outside of the Loan Agreement and Master Loan Purchase Agreement, there is no agreement which sets this out as none of the Notes have yet been purchased by the Company, as the Offering has not been qualified.

Mr. Ruairi Regan, Esq. Securities and Exchange Commission Response to Letter Dated June 20, 2023 Page 2 of 9

3.	We have made the requested change accordingly.

4.	We do not believe this comment applies any longer. In the prior revision, we had removed all such changes and mentions of the Manager having the ability to change the underlying nature of the securities offered herein. What the Manager may do is pause payments in times of a liquidity crunch for the Company, in which case the payments roll over – however, there is no mention in the Circular of the Manager being able to change the unit classes “to any degree.”

5.	We have adjusted the font sizing to fit the requested risk factors on the Cover Page.

Offering Circular Summary, page 15

6.	We have provided an expanded summary to more clearly explain the predefined set of criteria, including the size of the Offering, the risk profile of the Notes, and the Company’s financial position referenced in the Offering Circular Summary, and have also provided an updated table under the Use of Proceeds Section which further clarifies the above. We will provide a summary here as well.

The size of the Offering is $75,000,000. As stated on the table on page 33 of the Offering Circular, the Manager, based on its due diligence and past experience, believes the notes have a risk profile on the lower end as compared to industry norms. This is because the primary assets sought are notes tied to SFR, mobile and commercial properties, which are traditionally less volatile than notes tied to fix-and-flip investments, which do not generate any income in the construction/rehabilitation stage and have a higher rate of non-payment. As shown on the table on page 33 of the Offering Circular, the other funds which the Manager operates have a higher risk profile if the notes are tied to rehabilitation projects and/or land. Hence, the Manager confirms that, according to its analysis, the notes the Company plans to acquire align with industry standards as lower-risk.

The Company purchases these Notes from its Affiliates. The Affiliates business model is to originate various types of notes for sale (not for extended holding) while keeping origination and processing fees. The notes that match the criteria (as indicated in the paragraph above) are sold to the Company as money becomes available in the Company while the notes that do not match the criteria above are sold to other Affiliate Companies. A transfer fee is charged at the note sale which will cover document preparation and recording fees. The sale of notes from the Affiliate allows the Affiliate to originate more notes to make available for purchase.

7.	Both ILS Lending LLC and Pearl Funding LLC are controlled by Donald Sutton and Tom Berry, who also control the Manager of the Company, ILS Fixed Horizon MGMT CORP. As a result, they are the determinants of the ultimate loans which the Affiliates issue. Afterwards, the Company purchases from Affiliates those notes that match its investment thesis and risk profile; namely, fixed-income producing properties, preferable in the SFR, mobile, and commercial property space. The notes are generally rental notes, seller financed owner-occupied notes, or owner-occupied notes. The loans originated by Affiliates that do not match the Company’s investment thesis get sold off to other Affiliate Companies. This way, each fund is responsible for its own particular area, as indicated on the table on page 33, and the risk profile of each is respectively outlined.

Mr. Ruairi Regan, Esq. Securities and Exchange Commission Response to Letter Dated June 20, 2023 Page 3 of 9

8.	The shares in the Reg. D will be rolled over with the use of a Transfer Agent, which, with the consent of all shareholders in the prior Reg. D’s, will then have their prior existing Debt Units converted into Debt Units for the Company. The units will be transferred on parity, meaning for example, that $10,000 invested in one of the prior existing Reg. D Offerings will equal ten (10) one thousand ($1,000) units in this Reg. A Offering, once qualified. There is no requirement for the prior Reg. D investors to roll-over their units, however, since the terms of this Offering are more economically beneficial than the prior Reg. D’s, it is likely that most investors will agree to roll-over their units. We have reconciled the risk tolerance and investment objectives in the Offering Circular Summary as requested.

Classes of Units Offered, page 16

9.	We have made the revisions as requested; specifically, in the third paragraph on page 16, we have stated as follows: Importantly, all payments offered to the Classes of Units below will be “Interest Payments” and all such Interest Payments will be comprised solely of interest earned. At the close of the Capital Commitment Period, Debt Unit Holders may request their Capital Contribution or alternatively, continue rolling their units over. If they decide to roll their units over, they would simply keep their account open and leave the Capital Contribution funds invested in the Company account, continuing to earn Interest Payments as indicated.”

10.	The Capital Contributions can never be assured, as economic conditions could change and the Company, like all companies in the real estate space, is subject to changing market conditions. The Capital Contributions will be used to purchase Notes, and if those Notes fail, or if a substantial portion of them do, then it will be hard to return that Capital Contribution. Hence, the Capital Contributions cannot technically be “assured.” Furthermore, if a Debt Unit Holder requests the Capital Contribution outside of the agreed-upon withdrawal period, then it is wholly within the Manager’s discretion as to honor that withdrawal.

The Offering, page 19

11.	We reverse the previously stated “predefined repayment schedule” and instead state that the Company shall pay back those funds when the Company is able to, meaning once it is operationally viable to do so. We cannot give an exact estimate of when that will occur as it is a function of how much the Company raises, and what Notes are available for purchase based on the sales pipeline at that time. It could be that such expenses are reimbursed immediately in the first months post-raise, or it could be longer. It is difficult to say.

Mr. Ruairi Regan, Esq. Securities and Exchange Commission Response to Letter Dated June 20, 2023 Page 4 of 9

12.	The Subscription Agreement has been updated to reflect the requested changes. Specifically, the section on subordination is in Section 2.5 of the Subscription Agreement and we have also included the available classes and their distinguishing characteristics in Section 2.6 of the Subscription Agreement.

Risk Factors, page 21

13.	The titles have been updated as requested.

Risks Related to Conflicts of Interest, page 28

14.	The risk factors apply to the Company, and in order to be as comprehensive as possible, we have included references to Company affiliates. For avoidance of doubt, when referencing affiliates we refer to the following entities:

a.	Loan Source LLC

b.	ILS Lending LLC

c.	Pearl Funding LLC

d.	ILS Legacy Holdings LLC

e.	ILS RE Capital LLC

f.	ILS RE Capital II LLC

g.	ILS Growth Fund I LP

h.	ILS Income Fund I LP

It would not be reasonable to list each specific affiliate in each risk factor as they can apply to all of the affiliates in some sense. As a result, we have re-listed the affiliates here and affirm that since the Company is part of the ILS ecosystem, the risk factors apply to the Company and its related affiliates, as previously stated.

Use of Proceeds, page 32

15.	We have added the information to the table, as requested, and provided the updated calculations if the Offering were to sell 10%, 25%, and 50% of available Debt Units. However, there is no real practicable difference whether the Company sells 10%, 25%, or 50% of the Offering because the expenses are all a function of the number of Notes purchased and can vary too greatly to provide an accurate response. For example, a larger Note may cost more but have less administrative fees since it is only one, whereas purchasing several smaller Notes may cost more in administrative fees because there are more of them, even though the smaller notes may not have cost as much in price as the larger one. The legal fees also remain substantially the same, along with the Operating Reserves, which represent a fixed five (5%) percent of the amount raised at any fundraising level.

Mr. Ruairi Regan, Esq. Securities and Exchange Commission Response to Letter Dated June 20, 2023 Page 5 of 9

Financial Performance of Company Affiliates’ Loans, page 41

16.	Please see the prior performance table, as requested, attached: Using 2023 Q1 Estimating for 2023 Annualized

Affiliate Program	Investment Objective	Investment Strategy	Total Assets	Annualized Return	Income	Expenses
ILS RE Capital	Buy Notes paying > 8%	Buy Notes paying > 8%	$8,549,035	10.237%	$875,160	$629,640
ILS RE Capital II	Buy Notes paying > 8%	Buy Notes paying > 8%	$2,236,442	8.501%	$190,128	$160,452
ILS Growth Fund I LP	Buy Rehab Notes paying > 10%	Buy Rehab Notes paying > 10%	$98,509,227	13.247%	$13,049,191	$1,049,676
ILS Income Fund I LP	Buy NON-Rehab Notes paying > 10%	Buy NON-Rehab Notes paying > 10%	$11,722,977	11.719%	$1,373,784	$67,816

Per your request in reference to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A and CF Disclosure Guidance Topic No. 6, we here reproduce that information, in table format, as shown under “Use of Proceeds” on page 33 of the Offering Circular.

[Table on Following Page.]

Mr. Ruairi Regan, Esq. Securities and Exchange Commission Response to Letter Dated June 20, 2023 Page 6 of 9

ILS Offerings:	Debt Unit Fixed Rate	Partner Income	Partner Growth
Company Names:	ILS RE Capital (one) & II	ILS Income Fund	ILS Growth Fund
Pending Offering:	ILS Fixed Horizon
Risk Level:	Low	Low to Moderate	Moderate
Investor Type:	Unaccredited & Accredited	Accredited Only	Accredited Only
Rate of Return:	5% to 8% FIXED	7% to 9% Variable	8% to 12% Variable
Minimum NOTE Rate:	8.000%	9.500%	10.500%
Minimum NOTE LTV:	70.000%	75.000%	75.000%
Asset Names:
SFR NOTE Rental	SFR Rental NOTE Income Producing	SFR Rental NOTE Income Producing
SFR NOTE Owner Occupied	SFR Owner Occupied NOTE Income Producing	SFR Owner Occupied NOTE Income Producing
SFR NOTE REHAB			SFR Rehab NOTE VACANT Property
Mobile Home NOTE Owner Occupied	Mobile Home NOTE Owner Occupied Income Producing
Commercial NOTE Rental	Commercial Rental NOTE Income Producing	Commercial Rental NOTE Income Producing
Commercial NOTE REHAB			Commercial Rehab NOTE VACANT
Land			LAND (No Structure)
Risk Notes: where ILS Lending LLC and Pearl Funding LLC will originate all notes	Rental or Owner-Occupied Notes are Income Producing; If Note defaults and foreclosure occurs then we have the option to lease the asset or sale it.	Rental or Owner-Occupied Notes are Income Producing; If Note defaults and foreclosure occurs then we have the option to lease the asset or sale it. NOTE: If the Note Rate is greater than 9.5% then more risk is accessed to the property or borrower	Rehab Note (Fix/Flip) is not Income Producing; If Note defaults and foreclosure occurs then we have to sell AS IS or we have to Complete the REHAB before leasing out; This would require more capital to complete with Potential of NO Income for LONGER period of time (1 to 3 years)

Mr. Ruairi Regan, Esq. Securities and Exchange Commission Response to Letter Dated June 20, 2023 Page 7 of 9

Compensation of Management and Directors, page 45

17.	As previously stated, the Company does not pay any salary or compensation to the Manage outside of the one (1%) percent annual asset management fee. Any additional earnings actually represent the profit to the Company after Debt Unit Holders receive their Interest Payments. The Manager, on behalf of the Company, purchases the notes from an affiliate and then resells them to a third-party at a higher rate. In addition to the actual spread between the interest rates on the offered notes, ILS Lending LLC, Pearl Funding LLC, and Loan Source LLC will receive between $135 and $200 per loan to recover county recording fees and loan document preparation for Note Sales. These entities are managed by entities controlled by Donald Sutton and Tom Berry. However, we anticipate the bulk of this fee to be used towards county recording fees and paying administrative expenses related to document preparation for Note Sales. As such, we do not believe Donald Sutton and Tom Berry will significantly benefit financially from this fee. By disclosing this information, we aim to provide potential investors with transparent and accurate information regarding the compensation structure for Donald Sutton and Tom Berry in accordance with Item 11 of Form 1-A requirements. Again, what the Manager ultimately earns is going to be a function of the funds left over after all Interest Payments have been made to the Debt Unit Holders of the various classes, as a result, this is hard to estimate until the Company is actually operational and begins engaging in the process of purchasing and selling the aforementioned Notes.

Principal Debt Unit Holders, page 45

18.	We have revised the title of this section to accurately reflect that it addresses the beneficial ownership of the Company. Additionally, we have updated the table to the most recent practicable date.

19.	Donald Sutton and Tom Berry are Members in ILS Legacy Holdings and ILS Fixed Horizon Management Corp. The Management Corp. is the Manager of the Offering, and Donald Sutton and Tom Berry are the ones controlling the Manager, a corporate entity. For avoidance of doubt, the Manager is the entitythat makes the day-to-day business decisions for the Company. ILS Legacy Holdings is also controlled by Donald Sutton and Tom Berry and is an entity which merely receives the economic interest earned on behalf of the Manager, but does not itself determine the day-to-day decisions of the Company. The reason Donald Sutton and Tom Berry are not included on the table is because their interest in the Company is through those entities and not personally held. As a result, we have not included them in the table since doing so would not be an appropriate representation of their ownership interests in the Company.

Mr. Ruairi Regan, Esq. Securities and Exchange Commission Response to Letter Dated June 20, 2023 Page 8 of 9

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, page 46

20.	Item 4.B of Industry Guide 5 states, “Maximum aggregate dollar front-end fees to be paid during the first fiscal year of operations should be disclosed based upon the assumption that the partnerships maximum leverage is utilized.” In our prior response, we referenced the legal fees and anticipated front-end operating expenses for the Company. We placed a figure of $20,000 in Administrative Expenses and the $41,000 in legal fees, and the $20,000 was an estimate on the higher end, meant to cover the state filing fees associated with a Tier 2 Regulation A Offering, which based on our past experience, has ranged around $18,000-$20,000 for filing in all relevant states. The Company itself cannot give a strong estimate of its operating expenses because the Company utilizes the same office space as other ILS affiliates, does not presently pay any employee, and the Managers of the Offering, Donald Sutton and Tom Berry, are not taking a salary. The Company only makes income if it sells the Notes it purchases, and the Manager, as a result, does not receive any compensation except what is left over in the Company account after all Debt Unit Holders are paid according to the terms of their class. Therefore, there is a strong alignment between the Manager and the Debt Unit Holders in this instance. As a result, outside of the Legal Fees already paid, the Company cannot give an accurate estimate of Operating Expenses in the first year.

21.	The Manager, on behalf of the Company, will be purchasing the Notes from an affiliate and will then resell them, again, on behalf of the Company, to a suitable buyer. The Manager will not be a party on the receiving end, meaning that they will not purchase notes from themselves. There will be no sales of securities outside of those mentioned in this Offering. The Notes themselves are merely the vehicle by which the Company intends to earn income from, and then that income is distributed to the Debt Unit Holders under the Interest Payment terms outlined for each Class of Units offered in this Offering.

Debt unit holders’ rights under the company, page 50

22.	The terms of indebtedness outlined on page 50, along with the Liquidation Preferences, have been included in the Operating Agreement and Subscription Agreement as requested.

Allocation of Profits and Losses, page 53

23.	As it relates to the Debt Unit Holders, the income and gain refers to the Interest Payment. There is no other gain referenced in the Offering Circular and no other income going to the Debt Unit Holders outside of that Interest Payment. As also mentioned in the Offering Circular, those same Debt Unit Holders are also able to withdraw their Initial Capital Contribution after the withdrawal period, as identified for each class. The reference to Common Debt Unit Holders has been removed.

Signatures, Page 60

24.	We have revised the signature page as requested.

Exhibits

25.	We have revised the Letter based on the recent updates to the Circular.

Mr. Ruairi Regan, Esq. Securities and Exchange Commission Response to Letter Dated June 20, 2023 Page 9 of 9

Signatures, Page 60

26.	The Operating Agreement defines these rights. However, since this is a debt offering unit holders don’t have the traditional rights assigned to equity holders. Outside of the Operating Agreement, there are no instruments defining the rights of the debtholders. Furthermore, outside of the withdrawal periods differing for each Class, which are clearly spelled out in the Offering Circular, there are no additional rights granted to the holders of Debt Units based on their Class.

Should the Offering meet the Commission’s requirements, we hereby respectfully request qualification upon your review. If you should require any additional information or clarification, please do not hesitate to contact me at (407) 425-7831.

Sincerely,

/s/ Laurence J. Pino, Esq., for the firm

PINO LAW GROUP PLLC